UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                           SEC File Number: 000-30543
Check One:        [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K  [X] Form 10-Q
                  [ ] Form NSAR

                  For the period ended: September 30, 2005

                  [ ]  Transition Report on Form 10-K

                  [ ]  Transition Report on Form 20-F

                  [ ]  Transition Report on Form 11-K

                  [ ]  Transition Report on Form 10-Q

                  [ ]  Transition Report on Form NSAR
                  For the transition period ended:  Not Applicable

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

________________________________________________________________________________


PART I - REGISTRANT INFORMATION



AVENUE GROUP, INC.
________________________________________________________________________________
Full Name of Registrant: Avenue Group, Inc.



Not applicable
________________________________________________________________________________
Former Name if Applicable:



405 Lexington Avenue, 26th Floor,
________________________________________________________________________________
Address of Principal Executive Office:



New York, New York 10174
________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          |    (a)  The reason described in reasonable detail in Part III of
          |         this form could not be eliminated without unreasonable
          |         effort or expense.
          |
          |    (b)  The subject annual report, semi-annual report, transition
          |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
  {X}     |         Form N-CSR, or portion thereof, will be filed on or before
          |         the fifteenth calendar day following the prescribed due
          |         date; or the subject quarterly report or transition report
          |         on Form 10-Q or subject distribution report on Form 10-D, or
          |         portion thereof, will be filed on or before the fifth
          |         calendar day following the prescribed due date; and
          |
          |    (c)  The accountant's statement or other exhibit required by Rule
          |         12b-25(c) has been attached if applicable.
          |

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Avenue Group, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10QSB for the fiscal quarter ended September 30, 2005 (the "Form 10-QSB") due to a delay in obtaining and compiling information required to be included in the Company's Form 10-QSB, which delay could not be eliminated by the Company without unreasonable effort and expense. Such delay occurred because in the ordinary course of business the Securities and Exchange Commission (the "SEC") has examined our financial statements previously filed with the SEC and issued comments to us. We are required to respond to the SEC's comments and incorporate such responses on our Form 10-QSB. We are working on responses to the SEC and incorporating the responses into the September 10-QSB. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-QSB no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


          David Lubin, Esq.            516                   569-9629
        --------------------       ------------        -------------------
               (Name)               (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                                  Yes [X] No [ ]

If answer is no, identify report(s): Not Applicable

________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                                  Yes [ ] No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================


                               AVENUE GROUP, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2005

                                    AVENUE GROUP, INC.

                                    By: /s/ Levi Mochkin

                                    Name: Levi Mochkin
                                    Title: President and Chief Executive Officer



----------------------------------- ATTENTION ----------------------------------

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)